May 20, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Re:	Vemanti Group, Inc. Registration Statement on Form 10-12G Filed April 9, 2021 File No. 000-56266

Dear Ms. Sweeney:

On behalf of Vemanti Group, Inc., a Nevada corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form 10/A (the “Amended Registration Statement”) in response to the comments of the staff (the “Staff”), dated May 6, 2021, with reference to the Company’s Registration Statement on Form 10-12G filed with the Commission on April 9, 2021.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form 10-12G

Business, page 3

1.

You indicate throughout the filing that you will be changing the focus of your business from providing VOIP services through VoiceStep to investing in the fintech sector, including blockchain projects and applications combined with other emerging technologies such as machine learning/artificial intelligence, security and the Internet of Things. You also indicate that you will focus on financial technology that can be conducted via cryptocurrency and other decentralized monetary mediums and on the emerging markets of Vietnam and other Asian countries. Please revise your disclosure to describe in more detail your plan of operations for the next 12 months. For example, address the extent to which you will continue to operate and support your VoiceStep service and how your continued operation of VoiceStep with its operating and net losses will impact your strategy going forward. Disclose your anticipated timeline and expenditures for your new investment strategy. Discuss the regulatory environment in Vietnam and other Asian countries regarding peer-to-peer financing technology such as that provided by Fvndit as well as your intended investments in financial technology conducted via cryptocurrency and other decentralized monetary mediums.

Response:  The Amended Registration Statement contains a description of the business and the strategies the Company intends to implement for the next 12 months.

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

500 Fifth Avenue, Suite 938, New York 10110

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

May 20, 2021

Products, page 4

2.

We note your disclosure that you have a 20% interest in Fvndit, Inc. and that your goal is to become a multi-asset holding investment company. Please revise to provide the value of the investment in Fvndit, the material terms of your investment agreement, and provide us your analysis as to whether you are an “investment company” as defined in Section 3 of the Investment Company Act of 1940 and any exemption you may rely on.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff to provide the value of the Company’s investment in Fvndit and the material terms of the investment agreement. The Company is not an “investment company” as defined in Section 3 of the Investment Company Act of 1940 as the Company is not engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities - the Company has been generating revenue from the sales of its VoiceStep products since inception. Section 3(c)(1) of the act excepts from the definition of investment company “any issuer whose outstanding securities (other than short-term paper) are beneficially owned by not more than 100 person and which is not making and does not presently propose to make a public offering of it securities.” The Company has 63 holders of record, is not and does not intend, to make a public offering of its securities.

Further, any company primarily engaged, directly or through majority-owned subsidiaries, in one of more businesses, e.g., majority-owned subsidiary, holding companies, or in one or more of such businesses (from which not less than 25 percent of such company’s gross income during its last fiscal year was derived) together with an additional business or businesses other than investing, reinvesting, owning, holding, or trading in securities. Essentially all of the Company’s revenue is derived from its subsidiary, VoiceStep.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

3.

Please revise to remove the references to the Safe Harbor provisions of the Securities Act and the Exchange Act, as they are inapplicable to initial public offerings, which we consider your registration statement to be.

Response: The references to the Safe Harbor provisions have been deleted in the Amended Registration Statement.

Liquidity and Capital Resources, page 22

4.

Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K.

Response: Currently, the Company has sufficient cash to remain in business for at least the next 12 months.

U.S. Securities and Exchange Commission

May 20, 2021

Security Ownership of Certain Beneficial Owners and Management, page 25

5.

We note that you have two classes of voting securities consisting of common stock and Series A preferred stock. Please revise your beneficial ownership table to provide beneficial ownership information for each class of voting securities. In addition, given the substantial voting power of Series A preferred stockholders, add a column to the beneficial ownership table to disclose the aggregate voting power held by each person listed in the table.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

6.

Revise to include a typed signature in the Report of Independent Registered Public Accounting Firm. In this regard, the manual signature of the firm is not legible. Refer to Rule 302(a) of Regulation S-T.

Response: The Amended Registration Statement includes a typed signature in the Report of Independent Registered Public Accounting Firm.

We hope the Amended Registration Statement addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

Cassi Olson, Esq.

cc: Tan Tran